UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
BLACKROCK, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
09247X101
(CUSIP Number)
14 May 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[_]  Rule 13d-1(b)

	[x]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page s hall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.
09247X101

1
Names of Reporting Persons

KUWAIT INVESTMENT AUTHORITY, ACTING FOR AND ON
BEHALF OF THE GOVERNMENT OF THE STATE OF KUWAIT
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

KUWAIT
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  -0-

6
  Shared Voting Power


  7,993,064

7
  Sole Dispositive Power


  -0-

8
  Shared Dispositive Power


  7,993,064
9
Aggregate Amount Beneficially Owned by Each Reporting Person

7,993,064
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

5.18%
12
Type of Reporting Person (See Instructions)

--


Item 1.
(a)	Name of Issuer:  BLACKROCK, INC.(THE "ISSUER")
(b)	Address of Issuer's Principal Executive Offices:
55 East 52nd Street
New York, NY,
USA 10055

Item 2.
(a) Name of Person Filing:
This Schedule 13G is being filed jointly by Kuwait Investment
Authority ("KIA") and Kuwait Investment Office ("KIO")
 (each a "Reporting Person" and together, the "Reporting
Persons"), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with the Rule 13d-1(k)(1) under the Act.
 KIO is the London Office of the KIA, acting for and on behalf of the Government of the State of Kuwait.
(b) Address of Principal Business Office or, if None, Residence:
Kuwait Investment Authority
Ministries Complex, Block 3
Safat, Kuwait 13001

Kuwait Investment Office
15 Carter Lane
London, United Kingdom, EC4V 5EY
(c) Citizenship:
See response to Item 4 of each of the cover pages.
(d) Title and Class of Securities:
(e) Common Stock, $0.01 par value ("Common Stock")
(f) CUSIP No.:
09247X101
Item 3. 	If this statement is filed pursuant to ?? 240.13d-1(b)
 or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance
 with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance
with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution
in accordance with Rule 240.13d-1(b)(1)(ii)(J),
please specify the type of institution: ____
Item 4.	Ownership
(a) Amount Beneficially Owned:
See responses to Item 9 on each cover page
(b) Percent of Class:
See responses to Item 9 on each cover page
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
        See responses to Item 5 on each cover page
(ii) Shared power to vote or to direct the vote:
              See responses to Item 6 on each cover page
(iii) Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page
(iv) Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another
 Person.
	Not Applicable
Item 7.	Identification and classification of the subsidiary which
 acquired the security being reported on by the parent holding company or control person.
	See response to Item 2(a) above
Item 8.	Identification and classification of members of the group.
Not applicable
Item 9.	Notice of Dissolution of Group.
	Not applicable
Item 10.	Certifications.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  06 July 2020
/s/ Signature

Kuwait Investment Authority
Name/Title:  AbdulAziz S. A. AlBader, Executive Director,
Operations and Administrations
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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